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                         (LOGO) SQUARE INDUSTRIES, INC.

                                                               December 13, 1996

Dear Shareholder:

     On behalf of the Board of Directors of Square Industries, Inc. ("Square"), I am pleased to inform you that on December 6, 1996 Square entered into an Agreement and Plan of Merger (the "Merger Agreement") with Central Parking Corporation ("Parent") and Central Parking System -- Empire State, Inc., an indirect wholly-owned subsidiary of Parent ("Purchaser"), pursuant to which Purchaser has commenced today a tender offer to purchase all of the outstanding shares of Square's common stock at a price of $28.50 per share net to the seller in cash promptly following the completion of the Offer, without interest, and an additional $2.50 per share to be deposited by Parent and held in escrow as contingent consideration (subject to adjustment pursuant to the terms of an Escrow Agreement among the parties) for distribution in whole or in part to either the shareholders, option holders or warrant holders of the Company or to Parent based upon resolution of certain contingent matters, which if favorably resolved, would result in additional value to the Company (the "Offer"). Following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement, Purchaser will be merged into Square and each of the shares of Square not owned by Parent or any direct or indirect wholly-owned subsidiary of Purchaser or Square or by any dissenting shareholders will be converted into the right to receive the Merger Consideration. However, if fewer than two-thirds of all outstanding shares of Square on a fully diluted basis are tendered and not withdrawn pursuant to the Offer, Purchaser shall not be required to accept and pay for the shares tendered.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF SQUARE'S SHAREHOLDERS AND RECOMMENDS THAT THE SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF SQUARE COMMON STOCK PURSUANT TO THE OFFER.

     In arriving at its decision, your Board of Directors gave careful consideration to a number of factors described in the enclosed Schedule 14D-9 that is being filed with the Securities and Exchange Commission. Among other things, your Board considered the opinion of its financial advisor, The Blackstone Group L.P., that the consideration to be received pursuant to the Offer is fair, from a financial point of view, to the shareholders of Square. The enclosed Schedule 14D-9 describes the Board's decision and contains other important financial information relating to that decision. We urge you to read it carefully.

     Accompanying this letter, in addition to the Schedule 14D-9 and the financial advisor's fairness opinion, is the Offer to Purchase, together with related materials including a letter of transmittal for use in tendering shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your shares. We urge you to read the enclosed materials carefully and consider all factors set forth therein before making your decision with respect to the Offer.

     I, personally, along with the entire Board of Directors, management and employees of Square thank you for your loyal support throughout the years.

                                          Sincerely,

                                          /s/ LOWELL HARWOOD

                                          Lowell Harwood
                                          Chairman and Chief Executive Officer